November 4, 2008
VIA EDGAR AND FEDERAL EXPRESS
Pamela Long, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:	Pure Earth, Inc.
Amendment No. 2 to Registration Statement on Form 10
Filed October 8, 2008
File No. 000-53287

Form 10-Q For The Period Ended June 30, 2008
Filed October 8, 2008
File No. 000-53287
Dear Ms. Long:
This letter is in response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated October 28, 2008 (the “Comment Letter”), addressed to Mark Alsentzer, Chief Executive Officer of Pure Earth, Inc. (“we”, “our” or the “Company”). The Staff issued the Comment Letter in connection with our filing on October 8, 2008 of (i) Post-Effective Amendment No. 1 (the second such amendment that we have filed) to our registration statement on Form 10 (File No. 0-53287), under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (ii) our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008.
References in this response letter to the “Registration Statement” are to our Post-Effective Amendment No. 2 to Form 10, which we have filed with the Commission separately via EDGAR today. In order to facilitate your review, each of the Staff’s comments reproduced below is followed by our response to that comment. Page number references contained in the responses below are to the amended Registration Statement. For the convenience of the Staff, we are enclosing in the Federal Express package clean and redlined copies of the Registration Statement. The clean copies are from the EDGAR proof, and the redlined copies are from our financial printer’s version of the Registration Statement, marked to show changes made to Post-Effective Amendment No. 1 to Form 10.
One Neshaminy Interplex, Suite 201 · Trevose, PA 19053 · Phone 215 639 8755 · Fax 215 639 8756
www.pureearthinc.com

Form 10/A Filed on October 8, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44
Results of Operations, page 51
1.	We note that you must execute an amended lease with the lessor of the Lyndhurst property by October 10, 2008 to lock in the reduced rental rate for the remaining two years of the lease, otherwise the rental rate will revert to the original amount. Since this date has passed, please revise here and throughout the registration statement to describe the outcome of this situation.
Response:
We have amended the Registration Statement throughout to reflect that the provision noted by the Staff in this Comment No. 1 was deleted by the parties to the Memorandum of Understanding on October 9, 2008. We are currently in the process of executing an amended lease agreement with the lessor to provide for the terms noted in the Memorandum of Understanding for the remaining term of the lease. We have also amended Exhibit 10.15 to reflect that the provision noted by the Staff in this Comment No. 1 was deleted by the parties to the Memorandum of Understanding.
Liquidity and Capital Resources, page 85
2.	We have reviewed your response to comment 3 in our letter dated September 2, 2008 and note your basis as to why you believe that you are not required to classify your line of credit balance as a current liability. Please expand your disclosures to allow your readers to understand that your credit facility contains an acceleration clause and you maintain a lock-box arrangement and explain your conclusion as to why you believe that your entire outstanding line of credit balance should not be classified as a current liability.
Response:
We have amended page 94 of the Registration Statement to include a discussion of the lock-box arrangement and acceleration clause, as well as an explanation of our conclusion as to the classification for accounting purposes of our line of credit in light of these provisions.
Form 10-Q For The Period Ended June 30, 2008
Controls and Procedures, page 79
3.	We note your statement that “a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met.” Please revise in future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response:
We will revise our future Exchange Act filings, where applicable, to comply with the Staff’s comment.
4.	We note your statement that during the quarter ended June 30, 2008, there were no significant changes to your internal control over financial reporting. In future filings, please disclose any changes that you made during the quarter that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting. Refer to Item 308T(b) of Regulation S-K.
Response:
We will revise our future Exchange Act filings, where applicable, to comply with the Staff’s comment.
* * *
We are also in receipt of the Staff’s letter dated October 21, 2008 with respect to our application for confidential treatment, which was initially submitted to the Commission on June 20, 2008. We will be responding to those comments under separate cover by submitting an amended and restated confidential treatment application to the Staff, in accordance with several telephone conversations between Jeffrey M. Taylor of Blank Rome LLP, our outside legal counsel, and Jessica Kane of the Staff.

If any member of the Staff should have any questions regarding the Registration Statement or any of our responses to the Comment Letter, please do not hesitate to contact Jeff Taylor of Blank Rome LLP at (215) 569-5579, or in his absence, please contact Alan L. Zeiger of Blank Rome LLP, at (215) 569-5754.

Sincerely, PURE EARTH, INC.
By:	/s/ Mark Alsentzer
Mark Alsentzer
President and Chief Executive Officer

cc:	Jessica Kane	Mr. Brent Kopenhaver
	Brigitte Lippmann	Alan L. Zeiger, Esq.
	Ryan Rohn	Jeffrey M. Taylor, Esq.
Melissa Rocha